

Mail Stop 3030

October 16, 2009

Mr. Richard L. Jones
Chief Financial Officer
Microwave Filter Company, Inc.
6743 Kinne Street
East Syracuse, New York 13057

      RE: **Microwave Filter Company, Inc.**
                Form 8-K dated October 6, 2009
                Filed October 6, 2009
                File No. 0-10976

Dear Mr. Jones:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Jeffrey Jaramillo
                        Accounting Branch Chief